UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SUPERVISORY COMMITTEE MINUTES No. 304

In the City of Buenos Aires, on the 10th day of the month of May of 2021, in compliance with the Mandatory and Preventive Social Isolation provided for by Executive Order issued on the grounds of Necessity and Urgency (DNU) No. 235/2021, and the extensions thereof, and pursuant to CNV General Resolution No. 830/2020 that authorized the holding of remote Supervisory Committee meetings during the period of the state of health emergency and restriction on free movement, even for those issuers whose bylaws do not have an explicit provision thereon, as in the Company’s case, the members of the Supervisory Committee of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A. or the Company) Messrs. Daniel Abelovich, Marcelo Fuxman and Jorge Roberto Pardo meet through the Microsoft Teams system, which allows for the simultaneous transmission of sound, images and words throughout the entire meeting as well as for the recording thereof in digital support.

At 10.45 a.m., the legally and statutorily required quorum being present, Mr. José Daniel Abelovich, member of the Supervisory Committee, calls the meeting to order and brings for consideration the FIRST ITEM of the Agenda: 1) ACCEPTANCE OF POSITIONS AND ESTABLISHMENT OF DOMICILE FOR SPECIAL LEGAL PURPOSES BY THE SUPERVISORY COMMITTEE MEMBERS ELECTED AT THE COMPANY’S ORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 27, 2021. Mr. Daniel Abelovich, member of the Supervisory Committee, states that as all those present know, on April 27, 2021 the Company’s shareholders, gathered at the Ordinary Shareholders’ Meeting, resolved to appoint Messrs. Marcelo FUXMAN, Jorge Roberto PARDO and himself as regular members, and Messrs. Noemí COHN, Martín FERNÁNDEZ DUSSAUT and Sandra AUDITORE as alternate members of the Supervisory Committee. As this is the first meeting of the Supervisory Committee, it is necessary for those present to accept the positions for which they have been appointed. Immediately afterwards, Messrs. Abelovich, Fuxman and Pardo state that they accept the positions and establish domicile for special legal purposes at the following addresses: Messrs. Abelovich and Fuxman at 25 de mayo 596 16th Floor and Mr. Jorge Roberto Pardo at Av. Corrientes 381, 4th Floor, all of them of the City of Buenos Aires. Furthermore, it is hereby stated that the Supervisory Committee’s alternate members will be required to accept their positions by note addressed to the Company. Immediately afterwards, the Chairman puts under consideration of those present the SECOND ITEM of the Agenda: 2) APPOINTEMENT OF THE SUPERVISORY COMMITTEE’s CHAIRMAN. Mr. Fuxman then takes the floor and proposes that Mr. Abelovich be reelected as Chairman of this Supervisory Committee. The motion is unanimously approved with the abstention of Mr. Abelovich because it refers to his own nomination. Immediately afterwards, the Chairman puts under consideration of those present the THIRD ITEM of the Agenda: 3) CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2021. The Chairman states that as the Supervisory Committee members have been duly provided with the documentation related to the period under consideration, together with the external auditor’s report, this Committee has examined the report, as well as background information on the work performed by such auditors, whose criteria are shared by this Committee. As a result of the analysis performed by the members of the Supervisory Committee, and given the knowledge all its members possess concerning the documentation and the actions taken by the corporate bodies, Mr. Abelovich proposes that all the actions taken be approved. Upon brief discussion, the motion is unanimously approved. The Chairman then puts under consideration of those present the FOURTH ITEM of the Agenda: 4) SUPERVISORY COMMITTEE’S REPORT AND OTHER RELATED DOCUMENTATION. IF APPROPRIATE, APPOINTMENT OF A MEMBER FOR THE SIGNING THEREOF. Mr. Abelovich states that it is necessary to issue a Committee’s Report and puts under consideration of those present a draft version of the report, which is transcribed below:

Supervisory Committee’s Report

To the Shareholders, Chairman and Directors of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

In accordance with both the provisions of section No. 294 of Law No. 19,550 and the regulations of the National Securities Commission (hereinafter “CNV”), we have performed a review of the accompanying condensed interim financial statements of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter “the Company”), which comprise the statement of financial position as of March 31, 2021, the statement of comprehensive (loss) income for the three-month period ended March 31, 2021, the statements of changes in equity and cash flows for the three-month period then ended, and the explanatory notes.

The balances and other information relating to fiscal year 2020 and its interim periods are an integral part of the previously mentioned financial statements and should therefore be considered in relation to those financial statements.

Board of Directors’ responsibility

The Company’s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting standards and incorporated by the CNV into its regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it is responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of our review

We have performed our review in accordance with current regulations, which require the application of the procedures established in International Standard on Review Engagements ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as review standard in Argentina by Technical Resolution No. 33 of the FACPCE as it was approved by the International Auditing and Assurance Standards Board (IAASB), and include verification of the consistency of the documents subject to the review with the information on corporate decisions laid down in minutes, and whether such decisions comply with the law and the bylaws as to their formal and documentary aspects. In conducting our professional work, we have examined the work performed by the Company external auditors, Price Waterhouse & Co. S.R.L, who issued their report dated May 10, 2021. A review of interim financial information consists in making inquiries of Company staff responsible for the preparation of the information included in the condensed interim financial statements and in applying analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with international auditing standards, consequently, this review does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the Company’s financial position, comprehensive (loss) income or cash flows. We have not assessed the corporate management, financing, marketing or operating criteria, inasmuch as they are the responsibility of the Board of Directors and the Shareholders’ Meeting.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with IAS 34.

Emphasis of matter paragraph

Without qualifying our opinion, we draw the attention to the situation detailed in Note 1 in relation to the Company’s economic and financial situation. The Company’s current economic and financial situation raises substantial doubt about its ability to continue as a going concern.

Report on compliance with current regulations

In compliance with current regulations, we report, in connection with Edenor S.A., that:

a)	taking into account that, in compliance with the provisions of both DNU No. 297 -its subsequent extensions and amendments-, and General Resolution No. 830 of the CNV, certain meetings of the Board of Directors and the Supervisory Committee have been held “remotely”, their respective minutes, to date, have been neither transcribed to nor signed in the relevant books. It is hereby stated that we have become aware of the resolutions adopted in Board of Directors’ meetings held from March 19, 2020 (date of issuance of DNU No. 297) to date;

b)	the condensed interim financial statements of Edenor S.A. comply, as to matters within the scope of our responsibility, with the provisions of the Business Organizations Law and the pertinent resolutions of the CNV;

c)	the condensed interim financial statements of Edenor S.A. arise from accounting records kept in all formal aspects in conformity with legal regulations and from the Journal (transcription of CD ROM to the Inventory and Balance Sheet Book);

d)	we have complied with the provisions of section No. 294 of Law No. 19,550.

City of Buenos Aires, May 10, 2021.

Immediately afterwards, and upon consideration and discussion, the Supervisory Committee unanimously RESOLVES to approve the report proposed by Mr. Abelovich, subject to the approval of the financial statements herein dealt with by the Board of Directors’ meeting called for today. Furthermore, Dr. Abelovich is authorized to sign the report, as well as all the previously referred to documentation.

There being no further business to discuss, and at the motion of Mr. Abelovich, the meeting is adjourned at 11.00 a.m.

José Daniel Abelovich	Marcelo Fuxman	Jorge Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 12, 2021